March 6, 2001

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam:

We have read Item 4 included in the Form 8-K dated March 6, 2001 of United Artists Theatre Circuit, Inc. to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.

Very truly yours,

Arthur Andersen LLP

cc: Mr. David J. Giesler
      Chief Financial Officer
      United Artists Theatre Circuit, Inc.